Exhibit 99.1

Lavoro Announces CFO Transition

Names Julian Garrido as Chief Financial Officer effective immediately

SÃO PAULO – May 2, 2023 (Globe Newswire) – Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, announced that Mr. Julian Garrido Del Val Neto has joined the Company as chief financial officer effective today, May 2, 2023. Concurrent with Mr. Garrido’s appointment, Laurence Beltrão Gomes steps down as chief financial officer to pursue other opportunities.

Mr. Garrido has over 30 years of executive leadership experience in multinational and publicly traded companies. He most recently served as Chief Financial Officer and Head of Investor Relations at Alpargatas S.A., a large Brazilian manufacturing company, and has held CFO and senior finance roles at SKY Brasil from December 2014 to August 2018, General Electric Healthcare from March 2011 to December 2014, and Andritz Hydro Inepar, from January 2009 to January 2011. Mr. Garrido holds a Business Administration degree from Fundação Getulio Vargas, Brazil, and completed Management and Leadership programs from Harvard University and the GE Management Development Institute - Crotonville.

Ruy Cunha, the chief executive officer of Lavoro, stated, “I would like to thank Laurence for his financial counsel and dedication to Lavoro over the last two years, especially as we completed our business combination with TPB Acquisition Corp. I and became a stand-alone, U.S.-listed public company. On behalf of the board of directors and leadership team, we wish him well in his next endeavor.”

“We are excited to have Julian join our leadership team at Lavoro," said Mr. Cunha. "His extensive experience in leading finance organizations in multinational and public companies will be invaluable as we navigate the market post-business combination and execute our growth strategy. Julian's energy, integrity, and dedication to developing people and partnerships will contribute to driving results. We look forward to working with him and leveraging his strengths as we pursue our vision for Lavoro’s future.”

Mr. Garrido stated, “I am thrilled to be joining Lavoro as chief financial officer at this pivotal moment, following its transformation into a stand-alone, U.S.-listed public company. My experience working in various companies throughout Latin America has provided me with valuable insights and skills that I believe will contribute to the opportunities that lie ahead for Lavoro and ultimately create long-term value for our customers and shareholders.”

About Lavoro

Lavoro is Brazil’s largest agricultural inputs retailer and the first in Latin America to be listed on the Nasdaq Stock Market under the “LVRO” and “LVROW” tickers. Through a comprehensive portfolio of products and services, the company empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, with distribution operations in Brazil, Colombia, and Uruguay, serving about 72,000 customers through its physical presence, in more than 210 stores distributed in Latin America and with a team of more than 1,000 technical sales consultants, and digital, with its marketplace. Learn more about Lavoro at ir.lavoroagro.com.

Forward-Looking Statements

The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact

Fernanda Rosa

fernanda.rosa@lavoroagro.com